Exhibit 99.3
Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
PROPOSED CHANGES IN DIRECTORSHIP
Guangshen Railway Company Limited (the “Company”) received written notices from Guangzhou Railway (Group) Company, being the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, that it intended to remove Mr. Liu Hai and Mr. Wu Houhui as directors of the fifth session of the board of directors of the Company (the “Board”) due to changes in their management function and to appoint Mr. Luo Qing and Mr. Li Liang as directors of the fifth session of the Board. A general meeting will be held to approve the proposals for the removal of Mr. Wu and Mr. Liu as the directors of the Company and the appointment of Mr. Luo and Mr. Li Liang as the directors of the Company.
Biographies of the proposed directors are as follows:
Luo Qing, aged 44, joined the workforce in April 1981. He graduated with a bachelor’s degree in economic management from the Correspondence Institute of Party School of the Central Committee of the Chinese Communist Party and is a political officer. He had served in various positions including athlete, coach and secretary-general of Guangdong provincial sports team, trade union of Sub-bureau of Guangdong Railway Administration, trade union of Yangcheng Railway Company, Locomotive Sports Association of Yangcheng Railway Company and Locomotive Sports Association of Guangzhou Railway (Group) Company. From April 2006 to November 2008, he was the chief of organization division of trade union of Guangzhou Railway (Group) Company. He has been the chairman of trade union of Guangshen Railway Company Limited since November 2008.
Li Liang, aged 48, joined the workforce in August 1981. He was a university graduate and an engineer. Mr. Li had served in various positions including head of Anyang Engineering Section and Xinxiang Engineering Section of Xinxiang Sub-bureau of Zhengzhou Railway Administration, deputy head of Zhengzhou Sub-bureau and Wuhan Sub-bureau of

Zhengzhou Railway Administration, and deputy head of Wuhan Railway Administration. He has been an executive deputy general manager of Guangzhou Railway (Group) Company since December 2006.
Save as disclosed above, each of the proposed directors has no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, each of the proposed directors has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and does not have any other directorship held in listed public companies in the last three years or in their members of the group of the companies.
The term of office for each of Mr. Luo and Mr. Li shall be the remaining term of the fifth session of the Board. In line with the Company’s remuneration and allowance package for the fifth session of the Board, Mr. Luo and Mr. Li will not be entitled to any director’s fee but each of them will be entitled to an annual subsidy of RMB12,000.
Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Luo and Mr. Li that needs to be brought to the attention to the shareholders of the Company.
By Order of the Board
Guangshen Railway
Company Limited
Guo Xiang Dong
Company Secretary
Shenzhen, the PRC, 8 May 2009
As at the date of this announcement, the Board of the Company consists of:
Executive Directors
He Yuhua
Shen Yi
Liu Hai
Non-executive Directors
Cao Jianguo
Wu Houhui
Yu Zhiming

Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui